UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE
SECURITIES ACT OF 1933

For the year ended December 31, 2021

Parallel Flight Technologies, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11247

Delaware	83-2143900
(State or other jurisdiction of incorporation or organization)	(Employer Identification Number)
450 McQuaide Drive La Selva Beach, CA. 95076	831-252-4175
(Address of principal executive offices)	(Registrant’s telephone number, including area code)

Class B Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “the company” or “us” or “we” refers to  Parallel Flight Technologies, Inc.

Forward-Looking Statements

This Annual Report on Form 1-K may contain forward-looking statements relating to, among other things, the company, its business plan and strategy, and its industry. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “will,” , “draft”, “initial”, “future”, or the negative of these terms or other variations and similar expressions or statements regarding future periods are intended to identify forward-looking statements. Any such statements reflect management’s current views with respect to future events based on information currently available and are subject to risks and uncertainties that could cause actual results to differ materially. Any forward-looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control.

These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance, or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report. Certain important risk factors that could cause actual results to differ materially from those in any forward-looking statements are described in the section labeled “Risk Factors” within the Company’s Offering Circular filed with the Securities & Exchange Commission on September 14, 2021, as modified by any Supplements and Amendments thereto.

ITEM 1. BUSINESS

This discussion should be read in conjunction with (1) the other sections of this Report, including, but not limited to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the attached Financial Statements and related exhibits, and (2) our Offering Circular for our Regulation A+ offering, including, but not limited to, the sections titled "Risk Factors," and the Supplements to our Offering Circular.  The various sections of this discussion contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this Report and the Offering Circular.

Introduction

Parallel Flight Technologies is powering vertical lift to new heights and beyond by offering scalable, agile, mission critical solutions for dynamic environments.

Company Origins. Parallel Flight Technologies, INC. (PFT) is a tech startup (C Corp) based near Santa Cruz, California that was founded in 2018 in response to terrible wildfires that devastated California in 2017 and 2018. Cofounders are Joshua Resnick (CEO), David Adams (Director of Operations) and Robert Hulter (Director of Software + Controls).

Core Technology. PFT is founded on a patented Parallel Hybrid Electric Multirotor (PHEM) propulsion architecture which we believe will enable its autonomous aerial vehicles (drones) to carry heavier payloads significantly farther than the current state of the art. Our core technology can also be scaled and applied via hybridization to compatible competitor aircraft to increase flight duration exponentially, an industry advantage of PFT. Furthermore, our propulsion architecture can be adapted to work with numerous fuel types, and comes with inherent safety redundancies that conventional hybrid and electric architectures cannot replicate. PFT aims to leverage its core technology to revolutionize the UAS industry worldwide over the next five years. Ultimately, we believe the value of our propulsion technology and high quality UAS platforms will be recognized and regarded as one of the leading hybrid electric propulsion architectures for next generation rotorcraft and hybrid UAS platforms.

Mission. PFT's mission is to develop next generation unmanned aerial systems (UASs or drones) with expanded capabilities to save lives, property, and the environment. We are working closely with federal, state, and local fire agencies to build autonomous systems for firefighting. Providing wildland firefighters with an advanced aerial ignition and tactical resupply platform to allow for safer and more effective operations is just one of our target market objectives. We believe that the largest market for this technology includes industrial logistics applications such as renewable energy, environmental protection, mining, and energy projects. Other large markets include medical logistics and remote logistics. Tactical military applications such as troop resupply also exist for this technology.

Development Path. Parallel Flight has rapidly built a world class team to take our product from early prototypes, to prove out and de-risk the technology, to reliable and production ready systems that are capable of introducing this new technology to the market. We have been able to quickly develop custom systems with a boot-strapped budget and prove, not only flight viability, but a system that has demonstrated full autonomous missions and is ready for custom mission development with customers.

Our systems began with smaller prototypes that were used for drivetrain development and iteration. These included small engines and electric motors to prove drivetrain concept viability. As our systems were iterated on, the size and power of each set of components were also increased which simultaneously increased the usability of the system and proved that the solutions are scalable.

In merely 4 years, we have achieved 4 aircraft iterations, introduced a new drivetrain control technology and proved the viability of a parallel hybrid architecture. We have created a platform that is scalable to larger configurations, and is more maintainable in the field than comparable platforms. Our architecture is poised to disrupt the heavy lift drone market that is calling for longer flight times and larger payloads. As missions are expanded and developed for heavy lift systems, Parallel Flight is poised to address an underserved market with this unique technology.

Beta Hybrid Power Module

Beta Parallel Hybrid Aircraft Milestones

In addition to our core Parallel Hybrid technology, we have developed new technology to improve safety for large unmanned systems, including a novel system which enables aircraft to continue flying in the case of engine failures. The first phase of this development was funded by a NASA SBIR Phase 1 grant. We have successfully demonstrated the system on a test-stand, in fulfillment of the grant deliverables and have also been awarded a patent covering key aspects of this technology.

Under an NSF SBIR Phase 1 grant, a robust control strategy for the UAS was identified, the ability to maintain stability control under different failure conditions was confirmed, and successful strategies to quantify and address the effects of Center of Gravity / Mass Moment of Inertia variation were developed. The simulation technology and control methods developed under this Phase 1 project lay the groundwork for dynamic tuning techniques and Phase 2 prototyping methods needed to successfully commercialize a parallel hybrid multirotor UAS.

Under a USDA SBIR Phase 1, PFT demonstrated the feasibility of integrating our heavy-lift, parallel hybrid UAS with a scaled-up Plastic Sphere Dispenser (PSD) technology to expand existing operational capabilities for UAS based aerial ignition. PFT also successfully demonstrated a working integration of the PSD with our all-electric UAS platform that met all the target objectives of the project. The research indicates that our scaled-up aerial ignition solution will enable the prescribed burning of more acres, increased safety for personnel, and expanded capabilities for backburning operations on active wildfires.

Our technology has major differentiators from competitive technologies. Heavy lift electric drones are limited to very short flight times of approximately 15 minutes or less. Serial hybrid systems which include a gas-powered generator, can have hours of flight time, but suffer from poor efficiency and poor payload capability. Our unique solution delivers both higher theoretical efficiency, long flight times, and heavy payload capability. We have completed the design and testing of this beta aircraft and all subsequent testing results have been used to generate specifications and feed future designs of the next generation of aircraft.

Along with de-risking our parallel-hybrid beta system, we have successfully demonstrated other capabilities that are key to drone logistics operations. These include: fully autonomous flights, remotely triggered payload drop actuation, a payload platform that is easy for operators to interact with and design for, a fully integrated IP mesh network that allows for EO/IR live feeds, and a platform that is scalable and ready for future propulsion development.

Beta Parallel Hybrid Unmanned Aircraft System

Beta Parallel Hybrid Unmanned Aircraft System in Flight

PFT Team with Beta Aircraft

Next Generation Drivetrain Development. Along with the flight learnings that were developed during the Beta program, the team has worked tirelessly to bring a next generation drivetrain technology to the aircraft. This new iteration of the drivetrain has improved reliability, will incorporate an integrated clutch, and simplifies maintenance and manufacturability of the drivetrain. This drivetrain is currently being tested at PFT headquarters successfully  with hundreds of hours of runtime.

Firefly Product Sample. Learnings from the Beta program have been used to develop a new airframe that incorporates improved hardware designs aimed at reliability and ease of manufacturing. Building a serviceable and reliable system is one of the primary goals of Parallel Flight and this system is the next step in that design cycle. Notable changes in this new architecture will be formally released later this year but include a new fuel system, parachute, and an instrumentation nose cone. The first airframe is currently being built at headquarters and will be in testing with first flight targeted in Q2 of 2022. This first sample aircraft will be used to drive final changes to the product with intended product release in Q1 of 2023, barring any logistics and supply chain issues resulting from global economics.

Partnerships. In tandem with key government partners, Parallel Flight is actively engaging with strategic Industry partners to address various needs spanning across multiple verticals.

●Parallel Flight has been working with industry partners to develop and integrate a large-scale UAS based aerial ignition solution for prescribed burning and fire suppression operations.

●Parallel Flight has obtained a commitment of support from key government and private sector participants to collaboratively develop advanced simulation capabilities crucial to Parallel’s future development and training objectives in line with federal interagency fire standards and protocols.

●Parallel Flight is actively engaged in discussions with leading agencies and service providers to explore long-term technology development and evaluation partnership opportunities in the fire mitigation, fire defense, conservation, precision agriculture, public safety, and energy sectors.

Accomplishments

Since our last offering, Parallel Flight has reached multiple milestones:

●Our ongoing test program has flown our drones fully autonomously with up to 100lbs of payload.

●We have increased customer traction with over 30 LOI’s signed

●We are launching Parallel Flight Europe BV, a Drone as a Service (DAAS) company in Europe.

●Successfully identified simulation and control methods for our Parallel Hybrid Electric Multirotor (PHEM) UAS Under an NSF Phase 1 grant and laid the foundation for our advanced simulation training project.

●Submitted an NSF Phase 2 proposal to build first of its kind robust  advanced simulation development and customer training capabilities for UAS pilots in partnership with Drone Amplified, Grayback Forestry, Colorado Center of Excellence, and the Department of Interior’s Office of Aviation Services.

●Funded by USDA SBIR Phase 2 award to integrate our Firefly UAS platform with Drone Amplified's scaled-up IGNIS aerial ignition system to create a next-gen controlled burn solution for federal agencies.

●Entered agreement with Lift Aircraft for the hybridization of their manned HEXA platform.

●Selected as the drone of choice for Project Vesta: a rapid wildfire detection and response pilot project led by the Naval Postgraduate School, focused on integration of numerous innovative fire technology partners.

Addition of new team members + advisors:

●Chris Krajewski, Adviser - 30+ years of aviation and energy leadership and former Senior Executive with CHC Helicopters - Leading Parallel Flight’s new European subsidiary

●Russell Hill, Chief IP Counsel - Former CHC Helicopters Chief Compliance executive, VP Legal & Chief IP Counsel for Lenovo, Deputy General Counsel for Logitech

●Dorian West, Adviser - Former Tesla Director of Engineering

●Al Schoepp, Adviser - Product and technology development engineer in industrial robotics

Government Regulation

The regulation of small UAS for commercial use in the United States is undergoing substantial change and the ultimate treatment is uncertain. In 2006, the Federal Aviation Administration (the “FAA”) issued a clarification of its existing policies stating that, in order to engage in commercial use of small UAS in the U.S. National Airspace System, a public operator must obtain a Certificate of Authorization (a “COA”) from the FAA, to fly in restricted airspace. The FAA’s COA approval process requires that the public operator certify the airworthiness of the aircraft for its intended purpose, that a collision with another aircraft or other airspace user is extremely improbable, that the small unmanned aircraft system complies with appropriate cloud and terrain clearances and that the operator or spotter of the small unmanned aircraft system is generally within one half-mile laterally and 400 feet vertically of the small unmanned aircraft system while in operation. Furthermore, the FAA’s clarification of existing policy stated that the rules for radio-controlled hobby aircraft do not apply to public or commercial use of small UAS.  On February 14, 2012, the FAA Modernization and Reform Act of 2012 was enacted, establishing various deadlines for the FAA to allow expanded use of small UAS for both public and commercial applications. On June 21, 2016, the FAA released its final rules regarding the routine use of certain small UAS (under 55 pounds) in the U.S. National Airspace System pursuant to the act. The rules, which became effective in August 2016, provide safety regulations for small UAS conducting non-recreational operations and contain various limitations and restrictions for such operations, including a requirement that operators keep UAS within visual-line-of-sight and prohibiting flights over unprotected people on the ground who are not directly participating in the operation of the UAS. The Small Unmanned Aircraft System Rule (14 CFR part 107) is only applicable to unmanned aircraft that weigh less than 55 pounds at takeoff. Consequently, pursuant to Federal law, we will need FAA exemptions for certain commercial uses of our UAS. There are several different pathways to fly an unmanned aircraft that weighs 55 pounds or more including type certificate, 49 U.S.C 44807 Grant of exemption, special airworthiness certificate operations, and public aircraft operations. Because of the changing regulatory landscape and immaturity of regulations for UAS over 55 lb, we cannot assure you that UAS regulation will not impede our ability to sell our drones.

Intellectual Property

Parallel Flight Technologies is developing an IP strategy around its core patented PHEM technology, its hybrid power module, which was granted in 2021 (US 11,148,820). Further IP is planned to be filed in 2022. PFT recently hired Russel Hill to lead its IP division. Russ brings 25+ years of experience as an international law firm partner and in-house legal and compliance executive with a stellar record of aggressively defending IP in litigation. He's been the chief IP counsel at Lenovo, CHC Helicopter and Logitech. At the latter two, Russ also served as deputy general counsel and chief compliance officer.

PFT has been approached by IP holders to determine if PFT's product infringes other patents.  Legal review by 3 independent firms has concluded that our IP is secure. PFT meets weekly with Kilpatrick Townsend, its experienced IP counsel, and will continue to follow guidance to protect its IP. To date, counsel has not identified any IP that it deems necessary for PFT to acquire in order to continue its business pursuits.

Competitors and Industry

We compete with larger, more established companies who currently have UAS on the market and/or various product development programs, including, but not limited to, Yamaha, Griff Aviation, Top Flight Technologies, Boeing, Aerones, Watts Innovation, Harris Aerial, Forvola, Bell and LaFlamme.  The systems available on the market are helicopters, multi-rotors, or VTOL aircraft with all-electric, combustion or serial hybrid powertrains. We believe that the hybrid technology we are developing has advantages over all these types in terms of payload-to-weight ratio, duration, and/or redundancy.

One advantage of the parallel hybrid solution over conventional helicopters is the potential for true redundancy and failsafe mechanisms. The ability to fly through an engine failure and safely land the aircraft, without performing a complex autorotation will likely be a major selling point. Another advantage is ease of maintenance and maintenance cost. Our system is modular and hybrid power modules can easily be swapped out in the field, which will minimize downtime. Modules can be sent individually to a remanufacturing center, which will lower maintenance costs, as opposed to having highly skilled, high-cost technicians in the field.

Employees

We currently have 14 full-time and 3 part-time employees.

Property

Parallel Flight Technologies main facility is located at 450 McQuaide Drive, Watsonville, CA. PFT is renting space from Airspace Integration, which is a drone and aviation business hub. The facility includes shop space, office space, a large, outdoor drone test range, as well as a runway and access to class G airspace.

Shop space (left), and runway at Airspace Integration (right)

Outdoor drone test area

Machine Shop: In addition to the main shop and office location, Parallel Flight also has access to additional lab space and a machine shop. The company has access to two 3-Axis vertical CNC mills, three 3D printers (two prusa i3mk3s and one fusion 3 f410), three manual lathes, mig, tig, plasma, and stick welding equipment, and an electronics test lab.  The newest of the machines to enter the workshop is the 3 axis 4’ x 4’ Laguna Swift CNC router. This CNC table is capable of cutting all of our Carbon fiber as well as aluminum parts to manufacture our aircraft in house if need be. We can iterate designs and experiment with concepts faster than ever before with this piece of equipment at our disposal. In addition to these physical assets, PFT has access to several important software assets including SolidWorks 2019 premium with FEA licenses, PDM for CAD version control, Matlab, Veronte Pipe for flight controller design, Xplane for HIL simulation, Altium schematic and PCB design software, STM32 toolchain for embedded development, custom Python scripts for data acquisition and analysis and test electronics. We also have access to Labview. This software includes motor control, simulation, FPGA and other relevant packages. Using these resources, PFT has developed a proof-of-concept aircraft, multiple instrumented test-stands, and Hybrid Power Modules.

Mega Cell: Parallel Flight Technologies is in the final stages of building out a large test container that will allow them to test eight power modules simultaneously. The architecture is set up to allow two separate quadcopters to be tested at once, or to be linked together in an octocopter fashion. The Mega Cell is outfitted with drone level equipment to test all aspects of the product (fuel lines, connectors, engines, etc), as well as dedicated monitoring systems, and monitoring software for each power module. The data generated from the mega cell will be used to develop high fidelity simulations of our UAS capabilities and limitations.

Parallel Flight has obtained a Certificate of Waiver or Authorization (COA) from the FAA via our partnership with Alaska Center for UAS Integration (ACUASI) to operate our >55lbs UAS in the airspace around our facility in La Selva Beach, CA.

Legal Proceedings

We are currently not a party to or involved in any litigation, and our management is not aware of any pending or threatened legal actions.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for the twelve-month period ended December 31, 2021 (the “2021 Annual Period”), and the twelve-month period ended December 31, 2020 (the “2020 Annual Period”) should be read in conjunction with our audited consolidated financial statements and the related notes included in this report.

Overview

We were formed as a Delaware corporation on September 10, 2018.  Our headquarters are located in La Selva Beach, California.  We manufacture and market drones for commercial use.

Results of Operation

Revenue

For the 2021 Annual Period, our revenue was $233,349, compared to $256,105, for the 2020 Annual Period.  Our revenue during both the 2020 Annual Period and the 2021 Annual Period is attributable solely to government grants.

Operating Expenses

Throughout the 2021 Annual Period, we spent most of our efforts advancing and developing our technologies. Our operating expenses consist of general and administrative, sales and marketing and research and development.  For the 2021 Annual Period, our operating expenses were $3,198,750, including, $886,210 for general and administrative, $22,932 for sales and marketing, and $2,289,608 for research and development.  For the 2020 Annual Period, our operating expenses were $1,488,706, including, $656,711 for general and administrative, $41,749 for sales and marketing, and $750,246 for research and development. Our operating expenses were significantly higher during the 2021 Annual Period, primarily because of our increased research and development efforts.

Operating Loss

Our operating loss for the 2021 Annual Period, was $2,965,401, compared to $1,192,601, for the 2020 Annual Period.  The increase in operating loss is directly attributable to the increased research and development efforts noted above.

Other (Income) Expenses

Our other income and expense for the 2021 Annual Period was $0, compared to $37,616 of other expense for the 2020 Annual Period.

Net Loss

Our net loss for the 2021 Annual Period, was $2,965,401, compared to $1,230,217 for the 2020 Annual Period.   The increase in net loss is directly attributable to the increased research and development efforts noted above.

Liquidity and Capital Resources

As of December 31, 2021, we had $2,262,190 in cash, compared to $817,928 as of December 31, 2020.  As of March 31, 2022, and excluding any future proceeds we receive from our Regulation A+ Offering, we estimate that we have sufficient operating capital for approximately 7 months.

We will incur significant additional costs in developing products, and in production, marketing, sales and customer service, and intend to continue to fund our operations through funds received from our recent Regulation Crowdfunding campaign, funds received through this offering, and additional debt and/or equity financing as determined to be necessary. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. Accordingly, our independent auditors report includes a paragraph regarding substantial doubt about our ability to continue as a going concern.

Debt

As of December 31, 2019, we had $248,000 in outstanding Simple Agreements for Future Equity (SAFEs), which were classified as long-term liabilities on our balance sheet.  In June 2020, SAFE holders holding an aggregate of $240,000 in SAFEs, converted their SAFEs into 201,688 Class A Shares.  As of December 31, 2021, we had no debt other than the remaining SAFE obligation.

Plan of Operations

The table below outlines our significant goals for the next 12 months, which we anticipate will require approximately $5,500,000 in addition to our current cash on hand, to complete.

Estimated Completion Date	Milestone	Estimated Cost

·Q2 2022	First Build and Integration of Firefly Product Sample 1	$500,000

·Q2 2022	Design of Firefly Product Sample 2	$700,000

·Q2 2022	Integration and Test Critical Systems for Product Flight	$200,000

·Q3 2022	First Build and Integration of Firefly Product Sample 2	$800,000

·Q3 2022	First Flight with Custom Heavy Payload IGNIS	$150,000

·Q3 2022	Integration and Test of Updated Firefly Hardware	$400,000

·Q4 2022	First Mission with Custom Heavy Payload IGNIS in Partnership with USDA Forest Service	$200,000

·Q4 2022	Build and Release Firefly Product Design	$750,000

·Q4 2022	500 Runtime Hours on Frozen Redux Model	$300,000

·Q1 2023	Extensive Test and Customer Integration Discussions for Firefly Product Release.	$900,000

·Q1 2023	100 Flight Hours on Frozen Firefly Design	$600,000

		$5,500,000

Completion of the milestones outlined above is dependent on our ability to raise funding needed to complete the milestones. If we do not raise a sufficient amount of funds, we may not incur all the costs or complete all the milestones outlined above.

ITEM 3.  DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth information about our executive officers and directors.

Name	Position	Age	Term of Office	Approximate Hours per week for part-time employees

Joshua Resnick	Chief Executive Officer, President and Director	42	September 2018 – Present	Full Time

David Adams	Treasurer and Director	39	September 2018 – Present	Full Time

Robert Hulter	Secretary and Director	38	September 2018 – Present	Full Time

There are no arrangements or understandings between our executive officers and directors and any other persons pursuant to which the executive officer or director was selected to act as such.

Joshua Resnick, has served as our chief executive officer, president and a director since our inception in September 2018, and oversees our operations.  Between June 2015 and January 2019, he served as Lead Electrical Engineer for the Semi Truck Program at Tesla Motors, where he led the system architecture and low-voltage engineering efforts. Mr. Resnick received a BS in Electrical Engineering from Worcester Polytechnic Institute.

David Adams, has served as our treasurer, a director, and our lead hardware engineer since our inception in September 2018, and oversees hardware development.  Between November 2017 and August 2019, he served as a Senior Systems Engineer at Verb Surgical, Inc., where he coordinated between multiple technical teams including robot software developers, hardware designers, and firmware engineers.  Between May 2012 and November 2017, Mr. Adams served as a product engineer for LAM Research.  Mr. Adams began his career as an engineer qualified Naval officer, aboard nuclear submarines. He also supported Naval research into drone swarms. After leaving the Navy, Mr. Adams focused his career on robotic systems integration and design. Mr. Adams received an MS in Electrical Engineering from San Jose State University and a BS in Electrical Engineering from California Polytechnic State University, San Luis Obispo.

Robert Hulter, has served as our secretary, a director and lead software engineer since our inception in September 2018, where he oversees the development of our software.  Between January 2010 and September 2020, he served as an Electric Engineer for OLT Solar, where he was responsible for designing solar robotics cells.  Mr. Hulter received a BSEE in Electrical Engineering from California Polytechnic State University, San Luis Obispo.

Compensation

The table below reflects the annual compensation of each of the three highest paid persons who were executive officers or directors, during the fiscal year ended December 31, 2021:

Name(1)	Capacities in which compensation received	Cash Compensation	Other Compensation	Total Compensation
Joshua Resnick	Chief Executive Officer, President and Director	$128,000	$0	$128,000
David Adams	Treasurer and Director	$132,000	$0	$132,000
Robert Hulter	Secretary and Director	$132,000	$0	$132,000

(1)The business address of each director and executive officer is 450 McQuaide, La Selva Beach, California 95076.

We do not have employment agreements with any of our executive officers or directors.

ITEM 4.  SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our outstanding Class A Shares, our only voting securities, as of March 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of our outstanding Class A Shares, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner (1)	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Class A Common Stock	Joshua Resnick	2,000,000	-	32.39%
Class A Common Stock	David Adams	1,500,000	-	24.43%
Class A Common Stock	Robert Hulter	1,500,000	-	24.43%
Class A Common Stock	All directors and officers as a group (3 persons)	5,000,000	-	80.98%

(1)The business address of each of the above named individuals is 450 McQuaide, La Selva Beach, California 95076.

ITEM 5.  INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

David Adams, our treasurer and a director, and his relative Terry Adams, purchased SAFEs in the total amount of $57,000, which they have converted into Class A Common Stock in May 2021.

ITEM 6.  OTHER INFORMATION

None.

ITEM 7.  FINANCIAL STATEMENTS

ITEM 8.  EXHIBITS

EXHIBITS

1.1	Posting Agreement with StartEngine Crowdfunding, Inc.(1)
2.1	Second Amended and Restated Certificate of Incorporation(2)
2.2	Bylaws (3)
4.1	Form of Subscription Agreement(4)
6.1	Transfer Agent Agreement with StartEngine Secure(5)
6.4	Quotation Agreement with StartEngine (6)
8.1	Escrow Services Agreement(7)

(1)Filed as an exhibit to the Parallel Flight Technologies, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11247 and incorporated herein by reference. Available at, (https://www.sec.gov/Archives/edgar/data/1788756/000144586620001202/prll_ex1z1.htm)

(2)Filed as an exhibit to the Parallel Flight Technologies, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11247 and incorporated herein by reference. Available at, (https://www.sec.gov/Archives/edgar/data/1788756/000144586620001202/prll_ex2z1.htm)

(3)Filed as an exhibit to the Parallel Flight Technologies, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11247 and incorporated herein by reference. Available at, (https://www.sec.gov/Archives/edgar/data/1788756/000144586620000905/prll_ex2z2.htm)

(4)Filed as an exhibit to the Parallel Flight Technologies, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11247 and incorporated herein by reference. Available at, (https://www.sec.gov/Archives/edgar/data/1788756/000144586620001202/prll_ex4z1.htm)

(5)Filed as an exhibit to the Parallel Flight Technologies, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11247 and incorporated herein by reference. Available at, (https://www.sec.gov/Archives/edgar/data/1788756/000144586620001202/prll_ex6z1.htm)

(6)Filed as an exhibit to the Parallel Flight Technologies, Inc. Regulation A Offering Statement Supplement on Form 253(g)(2) (Commission File No. 024-11247 and incorporated herein by reference. Available at, (https://www.sec.gov/Archives/edgar/data/1788756/000109690620000229/prll_253g.htm)

(7)Filed as an exhibit to the Parallel Flight Technologies, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11247 and incorporated herein by reference. Available at, (https://www.sec.gov/Archives/edgar/data/1788756/000144586620001481/prll_ex8z1.htm)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of La Selva Beach, CA., on April 29, 2021.

PARALLEL FLIGHT TECHNOLOGIES, INC.

By	/s/ Joshua Resnick

	Title:	Chief Executive Officer, Principal Executive Officer, Chief Financial Officer, Principal Financial Officer, Principal Accounting Officer and Director Date: April 29, 2021

/s/ Robert Hulter
Robert Hulter, Director Date: April 29, 2021

/s/ David Adams
David Adams, Director Date: April 29, 2021

PARALLEL FLIGHT TECHNOLOGIES, INC.

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2021 AND 2020

PARALLEL FLIGHT TECHNOLOGIES, INC.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders

Parallel Flight Technologies, Inc.

Opinion

We have audited the accompanying financial statements of Parallel Flight Technologies, Inc. (a Delaware corporation), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Parallel Flight Technologies, Inc. as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Parallel Flight Technologies, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses, has negative cash flows from operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Parallel Flight Technologies, Inc.’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●Exercise professional judgment and maintain professional skepticism throughout the audit.

●Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Parallel Flight Technologies, Inc.’s internal control. Accordingly, no such opinion is expressed.

●Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Parallel Flight Technologies, Inc.’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ dbbmckennon

Newport Beach, California

April 28, 2022

PARALLEL FLIGHT TECHNOLOGIES, INC.

BALANCE SHEETS

DECEMBER 31, 2021 AND 2020

	December 31, 2021	December 31, 2020
Assets
Current Assets:
Cash	$2,262,190	$817,928
Prepaid expenses	33,563	6,789
Total current assets	2,295,753	824,717

Property and equipment, net	124,965	48,589
Total assets	$2,420,718	$873,306

Liabilities and Stockholders' Equity
Current Liabilities
Accounts payable	$66,684	$34,506
Accrued liabilities	138,600	37,363
Deferred revenue	-	86,349
Total current liabilities	205,284	158,218

Long-Term Liabilities
Simple agreements for future equity (SAFEs) - Note 7	11,764	11,764
Total liabilities	$217,048	$169,982

Stockholders' Equity
Class A common stock, $0.00001 par value-8,000,000 authorized; 6,008,424 and 6,008,424 issued and outstanding at December 31, 2021 and 2020, respectively	60	60
Class B common stock, $0.00001 par value-3,000,000 authorized; 1,453,795 and 313,569 issued and outstanding at December 31, 2021 and 2020, respectively	14	3
Stock subscription receivable	(55,173)	(49,921)
Additional paid-in capital	6,724,946	2,253,958
Accumulated deficit	(4,466,177)	(1,500,776)
Total stockholders' equity	2,203,670	703,324

Total liabilities and stockholders' equity	$2,420,718	$873,306

See accompanying notes to the financial statements.

PARALLEL FLIGHT TECHNOLOGIES, INC.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	For the Year Ended	For the Year Ended
	December 31, 2021	December 31, 2020

Grant revenue	$233,349	$256,105

Operating expenses:
General and administrative	886,210	656,711
Sales and marketing	22,932	41,749
Research and development	2,289,608	750,246
Total operating expenses	3,198,750	1,488,706

Operating loss	(2,965,401)	(1,192,601)

Other (income) expenses:
Other income	-	(8,500)
Loss on extinguishment of SAFEs	-	44,352
Loss on remeasurement of SAFEs	-	1,764
Total other (income) expense	-	37,616

Net loss	$(2,965,401)	$(1,230,217)

Weighted average loss per share of Class A and B common stock - basic and diluted	$(0.42)	$(0.21)

Weighted average shares outstanding of Class A and B common stock - basic and diluted	7,044,701	5,999,992

See accompanying notes to the financial statements.

PARALLEL FLIGHT TECHNOLOGIES, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	Class A - Common Stock		Class B - Common Stock		Stock Subscription	Additional Paid-In	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Receivable	Capital	Deficit	Equity

Balance at December 31, 2019	3,722,040	$37	2,000,000	$20	$(57,408)	$798,953	$(270,559)	$471,043

Conversion of Founders' stock	2,000,000	20	(2,000,000)	(20)	-	-	-	-
Receipt of stock subscription receivable	-	-	-	-	57,408	-	-	57,408
Conversion of SAFEs to common stock	201,688	2	-	-	-	284,350	-	284,352
Issuance of common stock for cash - Reg CF	84,696	1	-	-	-	110,416	-	110,417
Issuance of common stock for cash - Reg A	-	-	184,625	2	(49,921)	862,197	-	812,278
Issuance of common stock for cash - Reg D	-	-	125,251	1	-	321,651	-	321,652
Issuance of common stock for offering costs	-	-	3,693	-	-	-	-	-
Offering costs	-	-	-	-	-	(223,139)	-	(223,139)
Stock-based compensation	-	-	-	-	-	99,530	-	99,530
Net loss	-	-	-	-	-	-	(1,230,217)	(1,230,217)
Balance at December 31, 2020	6,008,424	$60	313,569	$3	$(49,921)	$2,253,958	$(1,500,776)	$703,324

Receipt of stock subscription receivable	-	-	-	-	49,921	-	-	49,921
Issuance of common stock for cash - Reg A	-	-	1,117,869	11	(55,173)	5,221,448	-	5,166,286
Issuance of common stock for offering costs	-	-	-	-	-	-	-	-
Offering costs	-	-	22,357	-	-	(838,824)	-	(838,824)
Stock-based compensation	-	-	-	-	-	88,364	-	88,364
Net loss	-	-	-	-	-	-	(2,965,401)	(2,965,401)
Balance at December 31, 2020	6,008,424	$60	1,453,795	$14	$(55,173)	$6,724,946	$(4,466,177)	$2,203,670

See accompanying notes to the financial statements.

PARALLEL FLIGHT TECHNOLOGIES, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	For the Year Ended	For the Year Ended
	December 31, 2021	December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,965,401)	$(1,230,217)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	22,057	2,431
Loss on extinguishment of SAFEs	-	44,352
Loss on revaluation of SAFEs	-	1,764
Forgiveness of payment protection program loan	-	(33,411)
Stock based compensation	88,364	99,530
Changes in operating assets and liabilities:
Prepaid expenses	(26,774)	(6,789)
Accounts payable	32,178	17,202
Accrued liabilities	101,237	20,503
Deferred revenue	(86,349)	65,349
Net cash used in operating activities	(2,834,688)	(1,019,286)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(98,433)	(45,994)
Net cash used in investing activities	(98,433)	(45,994)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of SAFE agreements	-	2,000
Proceeds from payment protection program loan	-	33,411
Common stock issued for cash, net of offering costs	4,377,383	1,078,616
Net cash provided by financing activities	4,377,383	1,114,027

Increase in cash and cash equivalents	1,444,262	48,747

Cash and cash equivalents, beginning of year	817,928	769,181
Cash and cash equivalents, end of year	$2,262,190	$817,928

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$$800

Non-cash investing and financing activities:
Fair value of SAFEs converted to Class A - Common Stock	$-	$284,352
SAFE issued for reimbursement of expenses	$-	$2,000

See accompanying notes to the financial statements.

.

PARALLEL FLIGHT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE 1 – NATURE OF OPERATIONS

Parallel Flight Technologies, Inc., was formed on September 10, 2018 (“Inception”) in the State of Delaware.   The financial statements of Parallel Flight Technologies, Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in La Selva Beach, California.

The Company designs heavy-lift, autonomous aircraft based on our proprietary heavy-lift technology. Our aircrafts are anticipated to lift more payload and fly for a longer duration than other competitive technologies. The Company is currently developing unmanned aircraft solutions for wildland firefighters to drastically improve firefighter safety and effectiveness. The Company is working closely with federal, state, and local fire agencies to build the right tool for firefighting in the 21st century. Beyond firefighting, the Company’s technology will create new possibilities for commercial drones, unmanned logistics, and Urban Air Mobility.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to US GAAP.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods.  Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

PARALLEL FLIGHT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2020. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

The SAFEs are considered a level 3 liability, see Note 5.

Risks and Uncertainties

The Company has a limited operating history and has not generated significant revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: changes in technology, competition from larger more well-funded competitors, and changes to industries the Company is targeting. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid, unrestricted investments with original maturities of three months or less, to be cash equivalents.

Property and Equipment

Fixed assets are stated at cost.  The Company’s fixed assets are depreciated using the straight-line method over the estimated useful life to three to seven years.  At the time of retirement of other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets in accordance with Accounting Standards Codification (“ASC”) 360-10-35, Impairment or Disposal of Long-Lived Assets. Under that directive, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Such group is tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. When such factors and circumstances exist, the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives are compared against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made.

Simple Agreements for Future Equity (“SAFEs”)

The Company accounts for its SAFEs as derivative liabilities under the FASB’s ASC section 815-10 and ASC section 815-40. No changes in the fair value of the SAFEs occurred during 2021. See Notes 5 and 7.

Revenue Recognition

In accordance with Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (ASC”) Topic 606, Revenue from Contracts with Customers, the Company records revenue when the customer takes physical possession of the product or can benefit from the service as provided.  The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these goods or services, using the five-step method required by ASC 606.

PARALLEL FLIGHT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

Revenue from grants are recognized in the period during which the conditions under the grant have been met and the Company has made payment for the related expense.  Grant revenue was $233,349 and $256,105 for the years ended December 31, 2021 and 2020, respectively. In relation to grant revenue, as of December 31, 2021 and 2020, the Company deferred $0 and $86,349 related to receipt of funds in advance of completing performance obligations under the agreement, respectively. While grant revenue comes from limited sources, Management does not believe the loss of such revenues would have a material effect on the Company’s operations.

Research and Development

The Company incurs research and development costs during the process of researching and developing its technologies and future product offerings. Research and development costs consist primarily of developing heavy lift technology across the aerospace, military and public service industries. These costs are expensed as incurred until the resulting product has been completed, tested, and made ready for commercial use. Research and development costs expensed were $2,289,608 and $750,246 for the years ended December 31, 2021 and 2020, respectively.

Income Taxes

The Company applies ASC 740 Income Taxes (“ASC 740”).  Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions.  A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company’s net deferred tax asset at December 31, 2021 and 2020 was approximately $1,333,000 and $474,000, respectively, which primarily consists of net operating loss carry forwards.  As of December 31, 2021 and 2020, the Company provided a 100% valuation allowance against the net deferred tax assets, which management could not determine, would more likely than not be realized.  During the years ended December 31, 2021 and 2020, the Company recorded an increase to valuation allowance for approximately $859,000 and $392,000, respectively.

At December 31, 2021 and 2029, the Company had federal and state net operating loss carry forwards of approximately $4,466,000 and $1,700,000, respectively.  The CARES Act amended rules related to the Company’s federal net operating losses allowing for the NOLs to be carried forward indefinitely.  The California net operating losses expire on various dates through 2041.

At December 31, 2021 and 2020, the applicable federal and state rates used in calculating the deferred tax provision was 21% and 8.84%, respectively.  The difference between the effective tax rate and the stated tax rate is primarily due to a full valuation allowance on the net deferred tax assets.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction.  The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception.  The Company is not currently under examination by any tax authority.

PARALLEL FLIGHT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

Stock Based Compensation

The Company accounts for stock awards issued under ASC 718, Compensation – Stock Compensation. Under ASC 718, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award. Stock-based compensation is recognized as an expense over the employee’s requisite vesting period and over the non-employee's period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

Loss per Common Share

We compute net income per share of Class A and Class B common stock using the two-class method. Basic net loss per share is computed using the weighted-average number of shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted calculations. Dilutive securities consist of options under the Company’s Equity Incentive Plan (Note 10) and its convertible SAFEs (Note 7).

For the years ended December 31, 2021 and 2020, the loss per share was $0.42 and $0.21, respectively, based on weighted average shares outstanding of Class A common stock of 6,008,424 and 5,106,054 and Class B common stock of 1,036,277 and 893,938, respectively.

Concentration of Credit Risk

The Company’s financial instruments include cash and cash equivalents.

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily surrounding cash and cash equivalents.  The Company limits its exposure to credit risk surrounding cash and cash equivalents by holding excess balances at established financial institutions.

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company may maintain balances in excess of the federally insured limits.

New Accounting Standards

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), specifying the accounting for leases, which supersedes the leases requirements in Topic 840, Leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of consolidated financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. Lessors’ accounting is largely unchanged from the previous accounting standard. In addition, Topic 842 expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes several practical expedients. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021 for emerging growth companies, with early adoption permitted. The Company has reviewed the provisions of the new standard, but it is not expected to have a significant impact on the Company at the current time.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been several ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

PARALLEL FLIGHT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred losses from operations and has net cash used in operating activities of $2,834,688 and $1,019,286 for the years ended December 31, 2021 and 2020, respectively. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

During the next 12 months, the Company intends to fund operations through the receipt of federal grant awards in addition to the issuance of debt and/or equity financing, including additional funds received under Regulation A and Regulation CF efforts. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned operations, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment are comprised of the following:

	December 31, 2021	December 31, 2020
Automotive equipment	$57,554	$4,038
Machinery and equipment	92,584	47,667
Total property and equipment	150,138	51,705
Accumulated depreciation	(25,173)	(3,116)
	$124,965	$48,589

Depreciation expense for the years ended December 31, 2021 and 2020 was $22,057 and $2,431, respectively.

NOTE 5 – FAIR VALUE MEASUREMENTS

The Company’s SAFEs are measured at fair value on a recurring basis and are classified as level 3 based on the observability of valuation inputs. The Company utilized a probability-weighted average approach based on the estimated market value of the underlying securities and the potential settlement outcomes of the future equity obligations, including a liquidity event or future equity financing.  Both the market value of the underlying securities and the probability of the settlement outcomes include unobservable Level 3 inputs.

PARALLEL FLIGHT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

The following table presents changes during the years ended December 31, 2021 and 2020 in Level 3 liabilities measured at fair value on a recurring basis, and the realized losses related to the level 3 liabilities in the Statements of Operations for the years ended December 31, 2021 and 2020:

SAFE Agreements
	December 31, 2021	December 31, 2020
Balance at beginning of period	$11,764	$248,000
Recognized remeasurement loss	-	1,764
Recognized extinguishment loss	-	44,352
Issuances	-	2,000
Extinguishments	-	(284,352)
Balance at end of period	$11,764	$11,764

NOTE 6 – RELATED PARTY TRANSACTIONS

During the period from inception to December 31, 2020, one of the Company’s founders, and his relatives, purchased SAFEs in the total amount of $88,000, all of which were extinguished during 2020 (See Note 7). There was no additional activity in 2021.

NOTE 7 -DEBT AND LIABILITIES

Simple Agreements for Future Equity (SAFEs)

During 2020, one of the founders incurred $2,000 of expense which was reimbursed through an increase to his SAFE agreement. As of December 31, 2020, the Company had raised a total of $248,000 from the issuance of convertible SAFEs to fund operations.  There was no activity in 2021.

Under the SAFEs, the funds contributed by the investors convert to shares of preferred stock in a qualified priced preferred stock financing round, at 85% of the preferred round price.   During 2020, the Company settled all but $11,764 of the SAFE agreements as a result of its Regulation CF campaign, which was not a qualified priced preferred stock financing round as required under the agreements.  Therefore, management accounted for the settlement of such agreements as a debt extinguishment through the issuance of 201,688 Class A Common Stock, valuing the SAFEs immediately prior to extinguishment. This resulted in a loss on extinguishment of $44,352, representing the difference in the fair value and carrying value of the SAFEs as of the extinguishment date.

As of December 31, 2021 and 2020, there had not been any priced round of preferred stock financing that would trigger a conversion of the SAFE funds to preferred stock.

Loan

In April 2020, the Company entered into a loan with an aggregate principal amount of $33,411 pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan was evidenced by a promissory note (“Note”). Subject to the terms of the Note, the PPP Loan bore interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, an initial term of two years, and unsecured and guaranteed by the Small Business Administration. The Company applied to the Lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the applicable period beginning after the Notes inception, calculated in

PARALLEL FLIGHT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

accordance with the terms of the CARES Act.  During 2020, the Company’s Note was forgiven in full.  The forgiveness of such was netted against the related labor costs the forgiveness related to.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers.

NOTE 9 – STOCKHOLDERS’ EQUITY

Common Stock

The Company has authorized the issuance of 11,000,000 shares of common stock consisting of 8,000,000 Class A Common Stock and 3,000,000 of Class B Common Stock with a par value of $0.00001.  Class B Common Stock does not have voting rights while Class A carries one-to-one voting rights.  At the discretion of the Board of Directors, the Company issues non-qualified incentive stock options to key employees (see Note 10).

On May 30, 2020, the Company filed a restated certificate of incorporation which effectively made Class B Common Stock non-voting shares.  Simultaneously with this filing, one of the Founders converted his 2,000,000 shares of Class B Common Stock to Class A Common Stock.

During the years ended December 31, 2021 and 2020, the Company sold 0 and 84,696 Class A common stock shares through a Regulation Crowdfunding offering for gross proceeds of $0 and $110,417, respectively.

During the years ended December 31, 2021 and 2020, the Company sold 1,117,869 and 184,625 Class B common stock shares through a Regulation A offering for gross proceeds of $5,221,459 and $862,199, respectively.  Of these funds, $55,173 and $49,921 represents a subscription receivable as of December 31, 2021 and 2020, respectively.

During the year ended December 31, 2020, the Company sold 125,251 Class B common stock shares through a Regulation D offering for gross proceeds of $321,651.

During the years ended December 31, 2021 and 2020, the Company incurred offering fees of $838,824 and $223,139, respectively, in connection with the various offerings described above.  In addition, during the years ended December 31, 2021 and 2020, the Company issued 22,357 and 3,693 shares, respectively, to one of the funding intermediaries which both increases and decreases additional paid-in capital for no net effect.

NOTE 10 – STOCK-BASED COMPENSATION

The Company adopted its 2020 Equity Incentive Plan (the “2020 Plan”) during 2020.  The 2020 Plan enables the Board of Directors to utilize various forms of equity awards as defined by the 2020 Plan, including stock options and restricted stock purchase awards, as and when they deem appropriate.  A total of 700,000 shares of Class A Common Stock have been authorized for issuance under the 2020 Plan.

PARALLEL FLIGHT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

During the years ended December 31, 2021 and 2020, the Company granted 114,817 and 277,437 stock options under the 2020 Plan.  Stock option activity under the 2020 Plan as follows:

	Number of Shares	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Term (years)
Outstanding at December 31, 2019	-	$-
Granted	277,437	1.40	10.0
Canceled	-	-
Exercised	-	-
Outstanding at December 31, 2020	277,437	$1.40	9.5
Granted	114,817	4.67	9.1
Canceled	-	-
Exercised	-	-
Outstanding at December 31, 2021	392,254	$2.36	8.7

Exercisable at December 31, 2021	221,808	$2.17	8.6

Vested or expected to vest at
December 31, 2021	392,254	$2.36	8.7

The intrinsic value of vested options at December 31, 2021 is $624,506. The weighted average grant date fair value per stock option granted during 2021 was $1.82.  The weighted average grant date fair value per stock option granted during 2020 was $0.53. The unrecognized compensation expense associated with outstanding stock options at December 31, 2021 is $171,757, and is expected to be recognized over a weighted average period of 2.7 years.

Stock-based compensation expense recognized under ASC 718 for the year ended December 31, 2021 and 2020 was $88,364 and $99,530, respectively, and is included in general and administrative expense in the accompanying statements of operations.  The estimation of fair value of all options granted by the Company in 2021 and 2020 is computed based on the Black-Scholes option pricing model with the following weighted-average assumption:

Average risk-free rate	0.33-0.73%
Expected volatility	40%
Expected life	6	years
Dividend yield	-

The Company recognizes stock option forfeitures as they occur. The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company’s stock options.  The expected term of stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options. Simplified method was used by the Company due to insufficient historical data.  The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company’s common stock.  The dividend yield assumption for options granted is based on the Company’s history and expectation of dividend payouts.

PARALLEL FLIGHT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE 11 – SUBSEQUENT EVENTS

In January 2022, the Company undertook a Regulation Crowdfunding offering in which the Company is selling Class B Common Stock for $22.60 per share.  The Company has sold 25,159 shares of Class B Common stock and has received net proceeds totaling approximately $428,000 as of the date of these financial statements.

The Company has evaluated subsequent events that occurred after December 31, 2021 through April 28, 2022 the date these financial statements were available to be issued. There have been no other events or transactions during this time which would have a material effect on these financial statements, other than those described below.